Exhibit 99.1

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING

OF HOLDERS OF COMMON SHARES

TO BE HELD ON JUNE 30, 2021

This Notice and Management Information Circular is furnished in connection with the solicitation by the management of Enthusiast Gaming Holdings Inc. of proxies to be voted at the annual general meeting of holders of common shares.

To be held using a virtual meeting format at:

http://meetingconnectsales.adobeconnect.com/eglx/

3:00 p.m. (Toronto Time)

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual general meeting (the “Meeting”) of the shareholders of Enthusiast Gaming Holdings Inc. (the “Company”) will be held on June 30, 2021, at 3:00 p.m. (Toronto Time). Due to the public health impact of the coronavirus outbreak (COVID-19) and the measures enacted in response by the federal and provincial governments, and the City of Toronto, and in consideration of the health and safety of our shareholders, team members and the broader communities, the Meeting will be held in a virtual meeting format only, by way of a live webcast using the Adobe Connect platform, hosted by Accutel Conferencing, accessible by logging into the URL at http://meetingconnectsales.adobeconnect.com/eglx/. Shareholders will not be able to attend the Meeting in person. All shareholders will have an equal opportunity to participate at the Meeting regardless of their geographic location. At the Meeting, registered shareholders and duly appointed proxyholders will have the opportunity to ask questions and vote on matters properly brought before the Meeting.

The Meeting is being held for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company as at and for the year ended December 31, 2020, together with the report of the auditors thereon;

2.	to set the number of directors of the Company at eight (8);

3.	to elect the directors of the Company for the ensuing year;

4.	to re-appoint KPMG LLP as the auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors; and

5.	to transact such other business as may be properly brought before the Meeting.

Terms not defined herein are defined in the accompanying management information circular (the “Management Information Circular”). The Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

We will advise by press release if there are any important updates related to the Meeting as a result of COVID-19. The Company may take additional precautionary measures in response to further developments regarding COVID-19 which may potentially include changing the details of the Meeting, or adjourning or postponing the Meeting.

Only persons registered as shareholders of the Company as of the close of business on May 26, 2021, are entitled to receive notice of the Meeting.

DATED this 3rd day of June 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Alex Macdonald”
Alex Macdonald
Chief Financial Officer

A registered shareholder may virtually attend the virtual Meeting or may be represented by a proxyholder. Shareholders who are unable to virtually attend the Meeting are requested to date, sign and return the accompanying instrument of proxy (the “Instrument of Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Instrument of Proxy (or other form of proxy) and the accompanying Management Information Circular. An Instrument of Proxy will not be valid unless it is properly executed and deposited at the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days before the date of the Meeting, or any adjournment(s) or postponement(s) thereof. A person appointed as proxyholder need not be a shareholder of the Company. The time limit for deposit of proxies may be waived or extended by the chairman of the Meeting at his sole discretion, without notice.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters that may properly come before the Meeting, or any adjournment(s) or postponement(s) thereof. As of the date hereof, management of the Company know of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through an intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

The board of directors of the Company has fixed the record date for the Meeting at the close of business on May 26, 2021 (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote such common shares at the Meeting on the basis of 1 vote for each common share held.

1

ENTHUSIAST GAMING HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

Note: Shareholders who do not hold their shares in their own name as registered shareholders should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

PURPOSE OF SOLICITATION

This management information circular dated as of June 3, 2021 (the “Management Information Circular”) is provided in connection with the solicitation of proxies by the board of directors (the “Board”) and the management of Enthusiast Gaming Holdings Inc. (the “Company”), for use at the annual general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”), to be held in a virtual meeting format only, by way of a live webcast using the Adobe Connect platform, hosted by Accutel Conferencing, accessible by logging into the URL at http://meetingconnectsales.adobeconnect.com/eglx/ on June 30, 2021, at the hour of 3:00 p.m. (Toronto Time), or at any adjournment or postponement thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, at a nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with the Company’s transfer agent as well as brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Company (the “Common Shares”) held of record by such persons. The Company will not reimburse nominees or agents (including brokers holding Common Shares on behalf of clients) of any Shareholder for the cost incurred in obtaining authorization to execute the enclosed form of proxy from their principals. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

This Management Information Circular is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted for, against, or withheld from voting (including the voting on any ballot), as applicable, in accordance with the instructions of the Shareholder, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy (the “Instrument of Proxy”), the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The persons appointed under the Instrument of Proxy furnished by the Company are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Meeting, and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to any matter identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Management Information Circular, the management of the Company knows of no such amendment, variation, or other matter.

In the case of abstentions from, or withholding of, the voting of Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

APPOINTMENT AND REVOCATION OF PROXIES

This solicitation is made by and on behalf of the management of the Company. The persons named in the Instrument of Proxy have been selected by the directors of the Company and have indicated their willingness to represent as proxy the Shareholder who appoints them. A Shareholder has the right to designate a person (who need not be a shareholder of the Company), other than Adrian Montgomery, the Chief Executive Officer and a director of the Company, and Alex Macdonald, the Chief Financial Officer of the Company, the management designees, to attend and represent him or her at the Meeting. Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated, or by completing another proper Instrument of Proxy. Such Shareholder should notify the nominee of the appointment, obtain consent to act as proxy and should provide instructions on how the Shareholder’s Common Shares are to be voted. The completed Instrument of Proxy should be delivered to the office of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada, no later than 2 business days prior to the Meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived or extended by the chairman of the Meeting at his discretion, without notice.

An Instrument of Proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If an Instrument of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the Instrument of Proxy.

A Shareholder who has given a proxy may revoke it as to any matter at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a vote (including the voting on any ballot) by a registered Shareholder, or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

PARTICIPATION AT THE VIRTUAL MEETING

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the virtual Meeting is provided below. The Meeting will be held on June 30, 2021, commencing at 3:00 p.m. Toronto Time.

In order to virtually attend the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial owners who have duly appointed themselves as proxyholder) must:

●	Login online at http://meetingconnectsales.adobeconnect.com/eglx/.

●	There are two ways to connect to the audio portion of the Meeting:

o	if you have a headset, you can use your computer speakers and microphone. You will need to have a reliable internet connection in order to use this method; or

o	you can dial into the audio bridge (Toll Free North America) (+1) 888 396 8061, and when prompted, enter the following passcode: 6302896#.

●	If you would like to connect to the Meeting via your smart phone or tablet, you will need to download the Adobe Connect app from the applicable app store. This is available on Android and iOS platforms. Please download the app well in advance of the Meeting. Once you download the app, you can click on the URL above and it will ask you to open your app to join the Meeting. Clicking on the URL will automatically populate the Meeting URL field in the app.

●	Registered Shareholders and duly appointed proxyholders (including beneficial owners who have duly appointed themselves as proxyholder) accessing the webcast using the Adobe Connect platform, should click on the “Guest” tab, and enter their name exactly as duly appointed and/or registered with the Company’s transfer agent prior to the Meeting, as described further in this Management Information Circular. This is the same process if you join the Meeting webcast via computer, smart phone or tablet.

Registered Shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. All voting will be conducted online, via the voting feature in the webcast platform. When it is time to vote, a question will appear on the screen. You will select your answer and they will be tabulated in real time. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to login to the Meeting online and complete the check-in procedures. Note that even if you plan to virtually attend the Meeting, you may still vote by proxy ahead of time.

For technical assistance, either prior to or during the Meeting, you can contact Accutel Conferencing via phone at (+1) 877 299 7000 or email customercare@accutel.com.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions regarding the voting of their Common Shares are properly communicated to the appropriate person (or that the Common Shares are duly registered in their name) well in advance of the Meeting.

Existing applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is often substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form (or a voting instruction form from their broker or other intermediary (or an agent or nominee thereof)) cannot use such form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge or such broker or other intermediary (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge or such other broker or other intermediary) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder, should enter their own names in the blank space on the applicable form of proxy provided to them and return the same to their broker or other intermediary (or the broker’s or intermediary’s agent) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company, through its transfer agent, is sending proxy-related materials directly to NOBOs in accordance with NI 54-101, and does not intend to pay for intermediaries to send the proxy-related materials to OBOs. Accordingly, OBOs are reminded that they will not receive the proxy-related materials unless the intermediary assumes the cost of delivery.

These proxy-related materials are being sent to both registered and non-registered owners of the Common Shares. If you are a NOBO, the Company (through its transfer agent) has sent these proxy-related materials directly to you, and your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the enclosed request for voting instructions.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

CURRENCY

In this Management Information Circular, unless otherwise noted, CAD$ means Canadian dollars.

QUORUM

The articles of the Company (the “Articles”) provide that 1 person who is, or who represents by proxy, a Shareholder shall constitute a quorum for purposes of a meeting of Shareholders.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors and appointment auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has authorized capital consisting of an unlimited number of Common Shares, of which 116,168,363 are issued and outstanding as at the date hereof. In addition, the Company is authorized to issue an unlimited number of preferred shares, issuable in series, none of which are currently issued.

Holders of Common Shares on record at the close of business on May 26, 2021 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of 1 vote for each Common Share held.

The following table lists the entities who own of record or are known to the Company’s directors or executive officers to beneficially own, control or direct, directly or indirectly, more than 10% of the issued and outstanding Common Shares that are entitled to vote at the Meeting as at the date hereof:

Name and municipality of residence	Number of Common Shares held	Percentage of common shares held
Blue Ant Media Solutions Inc. (Toronto, Ontario)	15,432,500	13.28%

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting and no director of the Company has informed management of the Company of any intent to oppose any action to be taken by management at the Meeting.

1.	Management Report

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the directors will place before the Shareholders at the Meeting the audited financial statements of the Company for the year ended December 31, 2020 and the auditors’ report thereon. Copies of the audited annual financial statements for the year ended December 31, 2020 have been available on SEDAR (www.sedar.com) under the Company’s profile on March 22, 2021. Shareholder approval is not required in relation to the statements.

2.	Number of Directors

The Articles provide for a Board of no fewer than three (3) directors and no greater than a number as fixed or changed from time to time by ordinary resolution. At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at eight (8). The Board recommends that Shareholders vote FOR setting the number of directors at eight (8).

Unless otherwise instructed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR setting the number of directors at eight (8).

3.	Election of the Board

It is the intention of the management designees, if named as proxy, to vote FOR the election of the following persons to the Board. The Company does not contemplate that any of such nominees will be unable to serve as directors. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in his proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

As of the date hereof, the name, municipality, province or state, and country of residence of the nominee directors, the number of voting securities of the Company beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation of each director are as follows:

Name, municipality, province or state and country of residence	Number of Common Shares beneficially owned, controlled or directed, directly and indirectly, and percentage of class held(1)	Director since (2)	Principal occupation, business, or employment
Adrian Montgomery Toronto, Ontario, Canada	3,198,700 2.75%	June 27, 2018	Chief Executive Officer of the Company
Menashe Kestenbaum(3) Toronto, Ontario, Canada	2,027,360 1.75%	August 30, 2019	President of the Company
Francesco Aquilini(4) Vancouver, British Columbia, Canada	3,362,612 2.89%	June 27, 2018	Chairman of the Board; Managing Director of Aquilini Investment Group LP(8)
Michael Beckerman(6)(7) Toronto, Ontario, Canada	41,666 0.04%	August 30, 2019	Chief Client Officer of Torstar Corporation(9)
Alan Friedman(5)(6)(7) Toronto, Ontario, Canada	872,878 0.75%	August 30, 2019	Principal of Bayline Capital Partners;(10) President of Rivonia Capital Inc.(11)
Ben Colabrese(6) Toronto, Ontario, Canada	10,000 0.01%	August 30, 2019	Executive VP Finance at Rogers Communications Inc. – Toronto Blue Jays(12)
Robb Chase(14) Toronto, Ontario, Canada	0 0.00%	August 31, 2020	Chief Financial Officer of Blue Ant Media Solutions Inc.(13)
Richard Sherman Maple Valley, Washington	77,357 0.07%	April 23, 2021	NFL free agent professional football player (since March 2021); Professional football player at the San Francisco 49ers (2018 – March 2021); Professional football player at the Seattle Seahawks (2011-2018) (15)

Notes:

(1)	This information, not being within the knowledge of the Company, has been provided by the individual directors.
(2)	The term of office of each director expires at the next annual meeting of Shareholders.
(3)	Includes 622,450 Common Shares owned by KFPH Vest Holdings Inc., which is owned and controlled by Mr. Kestenbaum. (4) Includes 2,962,512 Common Shares owned by GameCo Trust, which is owned and controlled by Mr. Aquilini.
(5)	Includes 316,500 Common Shares owned by Esmys Family Trust, and 62,797 Common Shares owned by Grayston Capital Investments Inc., which are owned and controlled by Mr. Friedman.
(6)	Member of the audit committee of the Board (the “Audit Committee”).
(7)	Member of the compensation committee of the Board (the “Compensation Committee”).
(8)	Aquilini Investment Group LP is a parent company of several diverse subsidiaries since 1978. Aquilini Investment Group LP is best known for its ownership of the Vancouver Canucks and Rogers Arena.
(9)	Torstar Corporation is a Canadian media and data company, best known for its ownership of the Toronto Star newspaper.
(10)	Bayline Capital Partners is a financial advisory firm that is engaged in providing clients with advisory services relating to fund raising, corporate strategic alternatives and go-public transactions.
(11)	Rivonia Capital Inc. is a Canadian investment firm involved in the business of identifying, financing, structuring, administering and managing opportunities in emerging and developed markets, in the resources, infrastructure, technology and alternative medical sectors.

(12)	Toronto Blue Jays is a major league baseball team wholly-owned by Rogers Communications Inc.
(13)	Blue Ant Media Solutions Inc. is a global producer, television broadcaster and distributor headquartered in Toronto, with offices in the USA, Asia-Pacific, New Zealand and UK.
(14)	Blue Ant Media Solutions Inc., which Robb Chase is the Chief Financial Officer of, holds 15,432,500 Common Shares as of the date hereof.
(15)	The San Francisco 49ers and the Seattle Seahawks are professional American football teams that compete in the National Football League.

On August 31, 2020, the Company completed the acquisition (the “Omnia Acquisition”) of 100% of the issued and outstanding shares of Omnia Media, Inc. from Blue Ant Media Solutions Inc. (“Blue Ant”). In connection with the Omnia Acquisition, the Company entered into a nomination rights agreement (the “Nomination Agreement”) with Blue Ant. The Nomination Agreement entitles Blue Ant to nominate a director to the Board until Blue Ant ceases to hold either (i) at least 75% of the 18.25 million Common Shares issued to Blue Ant as part of the consideration for the Omnia Acquisition or (ii) 10% of the issued and outstanding Common Shares.

Pursuant to the Nomination Agreement, Robb Chase, Chief Financial Officer of Blue Ant, was appointed to serve on the Board on August 31, 2020, and is one of the proposed nominees for election as a director of the Company for the ensuing year.

Majority Voting Policy for Election of Directors

Under British Columbia corporate law, to which the Company is subject, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The Board believes that each of its members should have the confidence and support of the Shareholders. Accordingly, the Company has adopted a majority voting policy (the “Majority Voting Policy”). Each of the nominees for election to the Board at the Meeting has agreed to abide by the Majority Voting Policy, and all future nominees will be required to agree to abide by it. The Majority Voting Policy states that if, in an uncontested election, a director receives an equal or greater number of votes “withheld” than votes “for”, the nominee will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will consider the resignation and, except in exceptional circumstances that would warrant the continued service of the director on the Board, the Board will accept the resignation. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered. Within 90 days after the meeting, the Board will make its decision and announce it by news release (a copy of which shall also be provided to the Toronto Stock Exchange (the “TSX”)). If the Board does not accept the resignation of the director, the news release will state the reasons for that decision.

Advance Notice Provisions

Pursuant to the provisions in the Articles requiring advance notice (the “Advance Notice Provisions”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

Nominations of persons for election to the Board may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders (if one of the purposes for which the special meeting was called was the election of directors): (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the Shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more Common Shares carrying the right to vote at such meeting or who beneficially owns Common Shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions (summarized below).

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice in proper written form to the Secretary of the Company at the principle executive office of the Company.

To be timely, in the case of an annual meeting of Shareholders, a Nominating Shareholder’s notice to the Secretary of the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting. In no event shall any adjournment or postponement of a meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	For each person the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the principal occupation or employment of the person during the past five years; (iii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of record by the person as of the record date (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (iv) a statement as to whether such person would be “independent” of the Company (as such term is defined under applicable securities laws) if elected as a director at such meeting and the reasons and basis for such determination; (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws; and

(b)	For the Nominating Shareholder giving the notice: (i) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any Common Shares; (ii) the class or series and number of Common Shares which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws.

The Company may require any such proposed nominee director to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable Shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

Pursuant to the Advance Notice Provisions, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than the close of business on May 31, 2021. No such nominations have been received by the Company prior to the date hereof.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company or any personal holding company of such person has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or, (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.	Appointment of Auditors

The Company appointed KPMG LLP (“KPMG”) as its auditor on January 20, 2021, the date that Shareholders approved the appointment of KPMG at the Company’s last annual meeting of Shareholders. Shareholders are being asked to re-approve the appointment of KPMG as the Company’s auditor to hold office effective as of the date of their appointment until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Unless otherwise directed, it is the intention of the management designees to vote proxies in the accompanying Instrument of Proxy FOR the approval of the resolution appointing KPMG as auditors.

5.	Other Business

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or postponement thereof, in accordance with the discretion of the persons authorized to act thereunder.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

For the purposes of this section, “Named Executive Officers” or “NEOs” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2020, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”) of the Company;

(b)	each individual who, in respect of the Company, during any part of the financial year ended December 31, 2020, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”) of the Company;

(c)	in respect of the Company and its subsidiaries, each of the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the financial year ended December 31, 2020 whose total compensation was more than $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at December 31, 2020.

During the financial year ended December 31, 2020, the Company had five NEOs: namely, Adrian Montgomery, CEO, Alex Macdonald, CFO, Menashe Kestenbaum, President, Eric Bernofsky, Chief Corporate Officer and Stephen Maida, former President of Esports.

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives, and processes regarding compensation paid, made payable, awarded, granted or otherwise provided to each NEO and director for the year ended December 31, 2020.

Compensation Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources matters, the Board has established the Compensation Committee. The Compensation Committee is comprised of two directors, both of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), namely Michael Beckerman and Alan Friedman. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Compensation Committee oversees the remuneration policies of the Company. The principal responsibilities of the Compensation Committee include: (i) considering the Company’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Company’s directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Company; and (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members.

Other than as described herein, the Company has not made any significant changes to its compensation policies and practices.

Compensation Process

The Board relies on the knowledge and experience of the members of the Compensation Committee to set appropriate levels of compensation for executive officers.

When determining executive compensation, the Compensation Committee evaluates the executive officer’s performance, including reviewing the Company’s performance against business plans and the executive officer’s achievements during the fiscal year. The Compensation Committee uses all data available to it to ensure that the Company is maintaining a level of compensation that is both commensurate with the size of the Company and the nature of its operations and sufficient to retain personnel it considers essential to the success of the Company.

The Compensation Committee reviews the various elements of the NEOs’ compensation in the context of the total compensation package (including salary, cash bonuses, and annual incentive awards through options and share units (“SUs”)) and recommends the NEOs’ compensation packages. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for their consideration and approval.

Previously, during the fiscal year ended December 31, 2020, the Company satisfied equity-based incentive compensation pursuant to the grant of options to executive officers under the Company’s Previous Stock Option Plan (as defined below). However, following the Company’s adoption of the Current Stock Option Plan and the SU Plan (as such terms are defined below), the Compensation Committee and the Board have implemented a new standard annual grant process for the grant of options and/or SUs to key executives of the Company. Pursuant to this process, SU and option grants are determined as part of the annual compensation review. In addition, from time to time, the Board (based on the Compensation Committee’s recommendations) may award SUs and/or options in recognition of the achievement of special circumstances and/or performance criteria, which may include meeting a particular goal or extraordinary service. The Board determines the particulars with respect to all options and/or SUs to be awarded, subject to the provisions of the plans. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for details about the plans.

Under the compensation program, the Compensation Committee and the Board consider risks associated with executive compensation and does not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options and SUs which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long term compensation is at risk. Furthermore, pursuant to the Company’s Insider Trading Policy, directors and officers of the Company are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation, or held directly or indirectly by such director or officer.

Compensation Consultant

Starting in May 2020, the Company engaged Korn Ferry (the “Compensation Consultant”) to provide forward guidance and assistance on the compensation of NEOs and other officers, management, and directors of the Company. The Compensation Consultant has a mandate to advise the Compensation Committee on designing and implementing an appropriate executive and director compensation program. The Compensation Consultant is mandated to consider:

●	the current competitive environment, including the range of compensation for identical positions over a population of comparable companies as selected by the Compensation Consultant;

●	the alignment of the incentive of management and officers with each other, as well as with Shareholders’ interests, and with the Company’s aspirational growth targets;

●	what the total size and nature of the awards should be, how the awards should be divided among management, officers (including NEOs), and non-executive directors; and

●	alternatives which maintain sufficient compensation for management, officers (including NEOs), and non- executive directors, while reducing the use of cash.

Members of the Compensation Committee held a number of discussions and meetings with the Compensation Consultant beginning in May 2020. Following the conclusion of the discussions with the Compensation Consultant, the Compensation Committee was provided with proposals for compensation structuring, including the size and nature of awards including base salaries, cash bonuses, options, and SUs.

The table below sets forth the consideration paid to the Compensation Consultant during the two most recently completed financial years.

Fees of Compensation Consultant	Year ended December 31, 2020	Year ended December 31, 2019
Executive Compensation-Related Fees	$46,000	$Nil
All Other Fees	$Nil	$Nil

Compensation Program

Principles/Objectives of the Compensation Program

The Company’s principal goal is to create value for the Shareholders. As such, the Company’s compensation philosophy reflects this goal and is based on the following fundamental principles:

1)	compensation programs align with the Shareholders’ interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2)	performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3)	offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing executive officers who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company’s objectives in compensating all NEOs were developed based on the above mentioned compensation philosophy and are as follows: to attract, motivate and retain highly qualified executive officers; to align the interests of executive officers with the Shareholders’ interests by making long-term, equity-based incentives through the granting of options and SUs, and evaluating executive performance on the basis of key measurements that correlate to long-term Shareholder value; and to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Program Design and Analysis of Compensation Decisions

Standard compensation arrangements for the Company’s executive officers are composed of the following elements, which are linked to the Company’s compensation and corporate objectives as follows:

Compensation element	Link to compensation objectives	Link to corporate objectives
Base Salaries	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities	To provide a basic level of reward based on responsibilities and experience
Options and SUs	Annual and special awards granted at market price	To reward long-term performance by allowing NEOs to participate in the long-term market appreciation of Common Shares, and to align the interests of NEOs with those of the Shareholders
Cash Bonuses	Cash payments based upon the achievement of corporate objectives and individual performance	To motivate each NEO in achieving corporate objectives and to reward individual performance

2020 Performance and Compensation

The Company is focused on building the world’s largest platform of communities for gamers and esports fans. Given the Company’s stage of development, the Compensation Committee has determined that the use of traditional quantitative performance standards is not appropriate in the evaluation of corporate or NEO performance. The compensation of executive officers is based, in substantial part, on growth in the gaming platform as well as achievement of the Company’s business plans and objectives. The Compensation Committee did not establish any quantifiable criteria in 2020 with respect to base salaries payable or the amount of annual bonuses or options granted to NEOs.

Base Salaries

Base compensation for the NEOs are set periodically, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. The Board and the Compensation Committee considers publicly available information regarding the compensation levels of executives of other esports companies in setting compensation, but have not established a benchmark group of peers. The Company pays a base salary compensation to retain its executive officers and attempts to pay base compensation near the median of base compensation paid by similarly sized companies in its industry.

The NEO’s base annual salaries for the fiscal year ended December 31, 2020 are as follows:

NEO	Base Annual Salary (CAD$)
Adrian Montgomery	$310,417
Menashe Kestenbaum	$250,583
Eric Bernofsky	$218,917
Alex Macdonald	$205,417
Stephen Maida	$150,000

Annual Incentives through Options and SUs

Under the current compensation program, consideration is given to distributing options amongst the various organizational levels, including directors and executive officers. The Compensation Committee makes recommendations to the Board. Recommendations for options take into account factors such as, among other things, awards made in previous years, the number of options outstanding per individual and the individual’s level of responsibility. The Company believes that granting options encourages the maximization of Shareholder value by aligning the interests of management with those of the Shareholders. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Option Plan” for a detailed description of the Current Stock Option Plan and the Previous Stock Option Plan (as such term is defined below).

Similarly, the grant of SUs pursuant to the SU Plan is an integral component of the compensation packages of the executive officers. The Compensation Committee believes that the grant of SUs to executive officers serves to motivate achievement of the Company’s long-term strategic objectives, and aligns the interests of executive officers with those of the Shareholders, thus benefitting all Shareholders. SUs awarded to executive officers and directors of the Company are based upon the recommendation of the Compensation Committee, which bases its decisions upon, among other things, awards made in previous years, the level of responsibility and (expected and actual) contribution of the individuals toward the Company’s goals and objectives, and each individual’s annual salaried or cash compensation, as well as options awarded. The Compensation Committee’s decisions with respect to the granting of SUs are reviewed by the Board and are subject to its final approval. Refer to “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for a detailed description of the SU Plan.

Discretionary Cash Bonuses

As part of the compensation program, cash bonuses are paid at the discretion of the Board on the recommendation of the Compensation Committee, based upon the achievement of certain individual and corporate performance criteria. Cash bonuses awarded at the recommendation of the Compensation Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Compensation Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

The Compensation Committee considers the following factors in determining discretionary cash bonuses: (i) Common Share price performance; (ii) growth in cash flow on a per Common Share basis; (iii) growth in net asset value on a per Common Share basis; (iv) growth in production on a per Common Share basis; (v) debt to cash flow ratios; and (vi) general and administrative costs and operating costs on a per unit production basis.

Share Performance Graphs

The following graph illustrates the Company’s cumulative Shareholder return (assuming the re-investment of dividends, of which there have been none) from December 13, 2018 (the date the Company first became a reporting issuer), to December 31, 2020, based upon a $100 investment made on December 13, 2018, in the Common Shares, and compares the Company’s cumulative Shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Values of the S&P/TSX Composite Index over the same period.

As described herein, the Compensation Committee considers various factors in determining the compensation of the NEOs. The performance of the Common Shares is one performance measure that is reviewed, but there is no direct correlation between Common Share performance and executive compensation.

The Common Share price may be affected by numerous factors that are difficult to predict and beyond the Company’s control, and is also affected by general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the Company’s business plan rather than by short-term changes in the Common Share price based on its view that its long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and the COVID-19 pandemic.

During the period covered by the performance graph, the Company has exceeded the performance of the benchmark S&P/TSX Composite Index significantly, returning 353.0% as compared to a benchmark of 16.5%. Given the Company’s market capitalization size and limited trading history, volatility has been exceptionally higher than that of the benchmark. Due to the Company’s relatively limited trading history, and short history of NEO compensation data, there are not yet observable trends between Common Share performance and NEO compensation. As described under “Compensation Discussion and Analysis – Compensation Program”, a significant portion of the total compensation that NEOs receive in any year is comprised of variable compensation provided through options and SUs. Such a program is intended to drive and reward superior performance during the current year as well as over the long term. Aside from base salaries, and as described above, executive compensation is related to, among other things, the annual financial performance of the Company, Shareholder return or a combination thereof. As such, the Company anticipates that total executive compensation will trend over time with Shareholder return.

NEO Compensation

Summary Compensation

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal years ended December 31, 2020, 2019 and 2018:

Name and principal position	Year	Salary (CAD$)	Share-based awards (CAD$)(1)	Option- based awards (CAD$)(1)	Non-equity incentive plan compensation (CAD$)(7)	Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
Adrian Montgomery(2) Chief Executive Officer and Director	2020	$310,417	$Nil	$256,429	$150,000	$Nil	$Nil	$716,846
	2019	$100,000	$Nil	$191,330	$Nil	$Nil	$Nil	$291,330
	2018	$Nil	$Nil	$30,585	$Nil	$Nil	$Nil	$30,585
Alex Macdonald(3) Chief Financial Officer	2020	$205,417	$Nil	$128,215	$70,000	$Nil	$Nil	$403,632
	2019	$66,667	$Nil	$95,665	$Nil	$Nil	$Nil	$162,332
	2018	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Menashe Kestenbaum(4) President and Director	2020	$250,583	$Nil	$15,734	$98,800	$Nil	$Nil	$365,117
	2019	$82,333	$Nil	$206,691	$Nil	$Nil	$Nil	$289,024
	2018	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Eric Bernofsky(5) Chief Corporate Officer	2020	$218,917	$Nil	$14,686	$86,800	$Nil	$Nil	$320,403
	2019	$72,333	$Nil	$206,691	$Nil	$Nil	$Nil	$423,181
	2018	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Stephen Maida(6) Former President of Esports and former Director	2020	$150,000	$Nil	$170,953	$Nil	$Nil	$150,000(8)	$470,953
	2019	$98,858	$Nil	$127,553	$Nil	$Nil	$Nil	226,411
	2018	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Notes:

(1)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported for option-based and share-based awards represent the value vested during the corresponding period based on an estimate of the grant date fair value of the awards. Fair value of option-based awards is calculated in accordance with the Black-Scholes pricing model, and fair value of share-based awards is calculated using the market price of the Common Shares on the grant date. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the awards. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based and share-based compensation. Additionally, Options and restricted SUs were granted by the Board to some of the NEOs, among others, on December 9, 2020 pursuant to the Current Option Plan and SU Plan, subject to Shareholder approval of the plans and prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting which is considered the grant date under IFRS 2 Share-based Payment (“IFRS 2”). Refer to “NEO Compensation – Incentive Plan Awards” for a summary of such awards.
(2)	Adrian Montgomery was appointed CEO and a director on June 27, 2018. His executive salary based compensation, outlined above, began on August 30, 2019.
(3)	Alex Macdonald was appointed CFO, and his salary based compensation began on August 30, 2019.
(4)	Menashe Kestenbaum was appointed President, and his salary based compensation began on August 30, 2019.
(5)	Eric Bernofsky was initially appointed as Chief Operating Officer, and his salary based compensation began on August 30, 2019. On September 16, 2020 he was appointed as Chief Corporate Officer.
(6)	Stephen Maida was appointed as President of Esports, and his salary based compensation began on August 27, 2019. Stephen Maida’s role as President of Esports ended on June 30, 2020.
(7)	Represents discretionary cash bonuses relating to the annual non-equity incentive plan. Refer to “Compensation Program - Discretionary Cash Bonuses”.
(8)	The Company and Stephen Maida mutually agreed to terminate his employment contract on June 30, 2020. On July 1, 2020 the Company and Stephen Maida entered into a consulting agreement under which Stephen Maida is compensated $25,000 per month for consulting services rendered through his wholly controlled company, 2773327 Ontario Inc.

There was no re-pricing or other significant changes to the terms of any option-based or SU award during the financial year ended December 31, 2020.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based awards and share-based awards held by the NEOs as at December 31, 2020:

Name and principal position	Option-based Awards						Share-based Awards
	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payment value of share-based awards that have not vested (CAD$)(2)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)
Adrian Montgomery Chief Executive Officer and Director	Dec 9, 2020(3)	313,847	Nil	$3.20	Dec 9, 2025	$417,417	Dec 9, 2020(3)	548,218	$2,483,428	$Nil
	May 27, 2019	375,000	262,500	$2.40	Aug 27, 2024	$798,750	Nil	Nil	$Nil	$Nil
	Dec 12, 2018	68,500	68,500	$1.00	Dec 12, 2028	$241,805	Nil	Nil	$Nil	$Nil
Alex Macdonald Chief Financial Officer	Dec 9, 2020(3)	124,649	Nil	$3.20	Dec 9, 2025	$165,783	Dec 9, 2020(3)	226,268	$1,024,994	$Nil
	May 27, 2019	187,500	131,250	$2.40	Aug 27, 2024	$399,375	Nil	Nil	$Nil	$Nil
Menashe Kestenbaum President and Director	Dec 9, 2020(3)	73,460	Nil	$3.20	Dec 9, 2025	$97,702	Dec 9, 2020(3)	118,826	$538,282	$Nil
	Nov 18, 2017	152,679	152,679	$0.37	Nov 18, 2022	$635,145	Nil	Nil	$Nil	$Nil
	Mar 29, 2019	39,562	26,375	$2.37	Mar 29, 2024	$85,454	Nil	Nil	$Nil	$Nil
Eric Bernofsky Chief Corporate Officer	Dec 9, 2020(3)	60,952	Nil	$3.20	Dec 9, 2025	$81,066	Dec 9, 2020(3)	98,594	$446,631	$Nil
	Nov 18, 2017	328,669	328,669	$0.37	Nov 18, 2022	$1,367,263	Nil	Nil	$Nil	$Nil
	Mar 29, 2019	36,925	24,617	$2.37	Mar 29, 2024	$79,758	Nil	Nil	$Nil	$Nil
Stephen Maida Former President of esports and former Director	May 27, 2019	250,000	175,000	$2.40	Aug 27, 2024	$532,500	Nil	Nil	$Nil	$Nil

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 31, 2020 and the exercise price of the options. The closing price of the Common Shares on the TSX on December 31, 2020, was $4.53.
(2)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs granted by the market price of the Common Shares as at December 31, 2020. The closing price of the Common Shares on the TSX on December 31, 2020 was $4.53.
(3)	Options and restricted SUs were granted by the Board on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, subject to Shareholder approval of the plans and prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting.

Refer to “Securities Authorized for Issuance under Equity Compensation Plans – Option Plan” for details regarding the Current Stock Option Plan and Previous Stock Option Plan, pursuant to which the options in the table above were granted (as applicable), and “Securities Authorized for Issuance Under Equity Compensation Plans – Share Unit Plan” for details regarding the SU Plan, pursuant to which the restricted SUs in the table above were granted.

The following table provides details regarding outstanding option-based awards, equity-based awards and non-equity incentive plan compensation relating to the NEOs, which vested and/or were earned during the financial year ended December 31, 2020:

Name and principal position	Option-based awards - value vested during the year(1) (CAD$)	Share-based awards - value vested during the year(2) (CAD$)	Non-equity incentive plan compensation - value earned during the year(3) (CAD$)
Adrian Montgomery Chief Executive Officer and Director	$Nil	$Nil	$150,000
Alex Macdonald Chief Financial Officer	$Nil	$Nil	$70,000
Menashe Kestenbaum President and Director	$Nil	$Nil	$98,800
Eric Bernofsky Chief Corporate Officer	$Nil	$Nil	$86,800
Stephen Maida Former President of esports and former Director	$Nil	$Nil	$Nil

Note:

(1)	Based on the difference between the market price of the underlying Common Shares at the vesting date and the exercise price of the options.

(2)	None of the restricted SUs granted on December 9, 2020 vested until receipt of Shareholder approval of the SU Plan, and the prior grant of the restricted SUs thereunder, on January 20, 2021.

(3)	Represents discretionary cash bonuses relating to the annual non-equity incentive plan. Refer to “Compensation Program - Discretionary Cash Bonuses”.

Pension Plan Benefits

The Company has not established a pension plan, defined benefits plan, defined contribution plan, or any retirement savings program for the NEOs or other employees of the Company.

Termination and Change of Control Benefits

The Company has entered into employment agreements with certain NEOs. The agreements establish the terms and conditions that will apply during their employment with the Company, as well as the terms and conditions that will apply upon termination of their employment.

Adrian Montgomery – CEO

Adrian Montgomery’s employment is governed by his employment agreement (the “Montgomery Employment Agreement”). The Montgomery Employment Agreement may be terminated for just cause by the Company if Mr. Montgomery: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Montgomery Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Montgomery, that precludes Mr. Montgomery, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential information; and/or (vii) commits a material breach of his duties to the Company under the Montgomery Employment Agreement that results in material harm to the Company.

The Company may terminate the Montgomery Employment Agreement without just cause provided that it pays to Mr. Montgomery (i) if the termination occurs during the first 12 months of the term of the Montgomery Employment Agreement, a lump sum payment equal to 36 months times $25,000 plus an additional amount equal to 50% of the foregoing product, or (ii) if the termination occurs after the first 12 months of the term of the Montgomery Employment Agreement, a lump sum payment equal to the number of months remaining on the term, subject to a minimum of 24 months, times $25,000 plus an additional amount equal to 50% of the foregoing product. In addition, if the Company terminates Mr. Montgomery without just cause, the Company must provide to Mr. Montgomery: (i) any declared but unpaid annual bonus amounts, (ii) any unpaid business expenses, and (iii) any accrued but unused vacation. Furthermore, if the Company terminates Mr. Montgomery without just cause, it must continue Mr. Montgomery’s benefits for a period of 15 months following the date of termination. Mr. Montgomery may elect to terminate the Montgomery Employment Agreement within 30 days of the occurrence of a change of control of the Company (as defined in the Montgomery Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above. Additionally, under the terms of the Montgomery Employment Agreement, Mr. Montgomery is entitled to a completion bonus of $500,000 upon the occurrence of a change of control of the Company.

Mr. Montgomery is committed to typical non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during and after his employment.

Alex Macdonald – CFO

Alex Macdonald’s employment is governed by his employment agreement (the “Macdonald Employment Agreement”). The Macdonald Employment Agreement may be terminated for just cause by the Company if Mr. Macdonald: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the Macdonald Employment Agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to the Company or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on the Company; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of Mr. Macdonald, that precludes Mr. Macdonald, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to the Company in any material respect which has a direct and materially adverse effect on the Company; (vi) makes any unauthorized willful or grossly negligent disclosure of the Company’s confidential information; and/or (vii) commits a material breach of his duties to the Company under the Macdonald Employment Agreement that results in material harm to the Company.

The Company may terminate the Macdonald Employment Agreement without just cause provided that it pays to Mr. Macdonald a lump sum payment equal to his base salary for 15 months plus (i) an additional amount equal to 30% of his base salary for 15 months, (ii) any declared but unpaid annual bonus amounts, (iii) any unpaid business expenses, and (iv) any accrued but unused vacation. In addition, if the Company terminates Mr. Macdonald without just cause, it must continue Mr. Macdonald’s benefits for a period of 15 months following the date of termination. Mr. Macdonald may elect to terminate the Macdonald Employment Agreement within 30 days of the occurrence of a change of control of the Company (as defined in the Macdonald Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above. Additionally, under the terms of the Macdonald Employment Agreement, Mr. Macdonald is entitled to a completion bonus of $150,000 upon the occurrence of a change of control of the Company.

Mr. Macdonald is committed to typical non-competition and non-solicitation covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during and after his employment.

Menashe Kestenbaum – President

Menashe Kestenbaum’s employment is governed by his employment agreement (the “Kestenbaum Employment Agreement”). The Kestenbaum Employment Agreement may be terminated for just cause by the Company if Mr. Kestenbaum: (i) engages in materially detrimental, fraudulent, or dishonest acts related to the Company; (ii) is subject to a penalty or sanction imposed by a securities or regulatory authority following a proceeding by such authority; and/or (iii) materially breaches the Kestenbaum Employment Agreement.

The Company may terminate the Kestenbaum Employment Agreement without just cause provided that it pays to Mr. Kestenbaum 24 months’ base salary based on the base salary paid in the immediate 12 month period, plus (i) any accrued but unused vacation, and (ii) his benefits for the earlier of 6 months or until Mr. Kestenbaum obtains comparable benefits from another source. Mr. Kestenbaum may elect to terminate the agreement within 90 days of the occurrence of a change of control of the Company (as defined in the Kestenbaum Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above.

Mr. Kestenbaum is committed to typical non-competition covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during his employment and for the 6 month period thereafter.

Eric Bernofsky – Chief Corporate officer

Eric Bernosky’s employment is governed by his employment agreement (the “Bernofsky Employment Agreement”). The Bernofsky Employment Agreement may be terminated for just cause by the Company if Mr. Bernofsky: (i) engages in materially detrimental, fraudulent, or dishonest acts related to the Company; (ii) is subject to a penalty or sanction imposed by a securities or regulatory authority following a proceeding by such authority; and/or (iii) materially breaches the Bernofsky Employment Agreement.

The Company may terminate the Bernofsky Employment Agreement without just cause provided that it pays to Mr. Bernofsky 24 months’ base salary based on the base salary paid in the immediate 12 month period, plus (i) any accrued but unused vacation, and (ii) his benefits for the earlier of 6 months or until Mr. Bernofsky obtains comparable benefits from another source. Mr. Bernofsky may elect to terminate the agreement within 90 days of the occurrence of a change of control of the Company (as defined in the Bernofsky Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above.

Mr. Bernofsky is committed to typical non-competition covenants during his employment, and for the 12 month period thereafter, and typical confidentiality covenants during his employment and for the 6 month period thereafter.

Other than as described herein, the Company and its subsidiaries are not party to any compensation plan, agreement, contract or arrangement where any NEO is entitled to receive incremental compensation in the event of resignation, retirement or termination (whether voluntary, involuntary or constructive) of employment, a change of control of the Company or its subsidiaries, or a change in any NEO’s responsibilities.

Director Compensation

The rationale for the level of the director compensation under the compensation program is generally the same as the rationale for the compensation policies of the NEOs. The compensation policies are in place to assist the Company in attracting and retaining a team of experienced directors with the aim of enhancing Shareholder value.

During the fiscal year ended December 31, 2020, the remuneration for non-executive directors was $61,464 per quarter (equivalent to $245,858 per year). An aggregate of $27,000 in additional fees was paid to non-executive directors in the fiscal year ended December 31, 2020 for serving on the Board committees. No additional fees were paid to non- executive directors in 2020 for attending meetings.

Additionally, directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending Board, committee or Shareholder meetings, and otherwise incurred in carrying out their duties as directors of the Company.

Additionally, directors are also entitled to receive compensation to the extent that they provided services to the Company outside of their role as directors at rates that would otherwise be charged by such directors for such services to arm’s length parties or less. During the financial year ended December 31, 2020, additional fees were paid to directors for such services, as noted below.

Refer to “Executive Compensation – NEO Compensation” for details regarding compensation of the Company’s CEO, Adrian Montgomery, the Company’s President, Menashe Kestenbaum, who are also directors of the Company, and the Company’s former President of Esports, Stephen Maida, who was a director of the Company until December 4, 2020.

Director Summary Compensation

The following compensation table sets out the compensation paid to each of the Company’s directors (excluding the Company’s CEO and President, who are also NEOs, and the Company’s former President of Esports, who was also an NEO) in the year ended December 31, 2020:

Name	Fees earned (CAD$)(2)	Share- based awards (CAD$)(1)	Option-based awards (CAD$)(1)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total (CAD$)
Francesco Aquilini Chairman	$66,152	$Nil	$85,476	$Nil	$Nil	$Nil	$151,638
Alan Friedman Director	$65,902	$Nil	$12,588	$Nil	$Nil	$74,400(3)	$152,890
Mike Beckerman Director	$62,902	$Nil	$42,738	$Nil	$Nil	$Nil	$105,640

Ben Colabrese Director	$64,402	$Nil	$10,489	$Nil	$Nil	$Nil	$74,891
Robb Chase Director	$13,500	$Nil	$Nil	$Nil	$Nil	$Nil	$13,500
Richard Sherman(4) Director	$Nil	$Nil	$Nil	$Nil	$Nil	$434,336	$434,336

Notes:

(1)	The Company follows the fair value method of accounting for all equity-based compensation arrangements. The values reported for option- based and share-based awards represent the value vested during the corresponding period based on an estimate of the grant date fair value of the awards. Fair value of option-based awards is calculated in accordance with the Black-Scholes pricing model, and fair value of share-based awards is calculated using the market price of the Common Shares on the grant date. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the awards. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based and share-based compensation. Additionally, Options and restricted SUs were granted by the Board to the Company’s directors, among others, on December 9, 2020 pursuant to the Current Option Plan and SU Plan, subject to Shareholder approval of the plans and prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting which is considered the grant date under IFRS 2. Refer to “Director Compensation – Incentive Plan Awards” for a summary of such awards.

(2)	Represent board and committee fees.

(3)	Represents fees earned by Alan Friedman pursuant to consulting services provided to the Company.

(4)	Richard Sherman was appointed to the Board on April 23, 2021, but received compensation of $234,173 in cash as consideration for the brand ambassador services provided to the Company in the year ended December 31, 2020, and not as compensation as a director of the Company. Richard Sherman was also issued Common Shares as consideration for the brand ambassador services provided to the Company. The fair value of such Common Shares is $200,163 and was determined with reference to the market price (as defined in the TSX Company Manual) of the Common Shares in accordance with the brand ambassador agreement.

Incentive Plan Awards

The following table provides details regarding the outstanding option-based and share-based awards held by directors (excluding the Company’s CEO and President, who are also NEOs, and the Company’s former President of Esports, who was also an NEO) as at December 31, 2020:

	Option-based Awards							Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options	Number of options vested and unexercised	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options (CAD$)(1)	Grant date	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested (CAD$)(2)	Market or payout value of vested share- based awards not paid out or distributed
Francesco Aquilini Chairman	Dec 9, 2020(3)	23,797	Nil	$3.20	Dec 9, 2025	$31,650	Dec 9, 2020	38,494	$174,378	Nil
	May 27, 2019	125,000	87,500	$2.40	Aug 27, 2024	$266,250	Nil	Nil	Nil	Nil
	Dec 12, 2018	68,500	68,500	$1.00	Dec 12, 2018	$241,805	Nil	Nil	Nil	Nil
Alan Friedman Director	Dec 9, 2020(3)	18,883	Nil	$3.20	Dec 9, 2025	$25,114	Dec 9, 2020	30,544	$138,364	Nil
	Nov 18, 2017	215,625	215,625	$0.37	Nov 18, 2022	$897,000	Nil	Nil	Nil	Nil
	Sep 21, 2018	17,959	17,959	$0.80	Oct 17, 2022	$66,987	Nil	Nil	Nil	Nil
	Mar 29, 2019	31,650	21,100	$2.37	Mar 29, 2024	$68,364	Nil	Nil	Nil	Nil
Mike Beckerman Director	Dec 9, 2020(3)	18,883	Nil	$3.20	Dec 9, 2025	$25,114	Dec 9, 2020	30,544	$138,364	Nil
	May 27, 2019	62,500	43,750	$2.40	Aug 27, 2024	$133,125	Nil	Nil	Nil	Nil
Ben Colabrese Director	Dec 9, 2020(3)	18,883	Nil	$3.20	Dec 9, 2025	$25,114	Dec 9, 2020	30,544	$138,364	Nil
	Nov 14, 2018	13,187	13,187	$2.37	Nov 14, 2023	$28,484	Nil	Nil	Nil	Nil

	Mar 29, 2019	26,375	17,583	$2.37	Mar 29, 2024	$56,970	Nil	Nil	Nil	Nil
Robb Chase Director	Dec 9, 2020(3)	6,294	Nil	$3.20	Dec 9, 2025	$8,371	Dec 9, 2025	10,181	$46,120	Nil
Richard Sherman(4) Director	Nil	Nil	Nil	$Nil	Nil	$Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares as at December 31, 2020 and the exercise price of the options. The closing price of the Common Shares on the TSX on December 31, 2020, was $4.53.

(2)	Calculated by multiplying the number of Common Shares to be issued for the restricted SUs granted by the market price of the Common Shares as at December 31, 2020. The closing price of the Common Shares on the TSX on December 31, 2020 was $4.53.

(3)	Options and restricted SUs were granted by the Board on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, subject to Shareholder approval of the plans and the prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting.

(4)	Richard Sherman was appointed to the Board on April 23, 2021.

Directors Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the option-based awards and share-based awards which vested or were earned during the financial year ended December 31, 2020 for each director (excluding the Company’s CEO and President, who are also NEOs, and the Company’s former President of Esports, who was also an NEO):

Name and Principal Position	Option-Based Awards – Value Vested During the Year (CAD$)(1)	Share-Based Awards – Value Vested During the Year (CAD$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CAD$)
Francesco Aquilini Chairman	$Nil	$Nil	$Nil
Alan Friedman Director	$Nil	$Nil	$Nil
Mike Beckerman Director	$Nil	$Nil	$Nil
Ben Colabrese Director	$Nil	$Nil	$Nil
Robb Chase Director	$Nil	$Nil	$Nil
Richard Sherman(3) Director	$Nil	$Nil	$Nil

Notes:

(1)	Based on the difference between the market price of the underlying Common Shares at the vesting date and the exercise price of the options.

(2)	None of the restricted SUs granted on December 9, 2020 vested until receipt of Shareholder approval of the SU Plan, and the prior grant of the restricted SUs thereunder, on January 20, 2021.

(3)	Richard Sherman was appointed to the Board on April 23, 2021.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information as at December 31, 2020, with respect to the Company’s compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities, remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	2,734,073(1)	$1.61	Nil
Equity compensation plans not approved by securityholders	1,994,833(2)	$1.19	5,764,192
Total	4,728,906	$1.43	5,764,192

Notes:

(1)	The options were granted under the Previous Stock Option Plan, which was subsequently replaced by the Current Stock Option Plan. All options granted under the Previous Stock Option Plan have been rolled into the Current Stock Option Plan.

(2)	Represents the options and restricted SUs which were granted by the Board on December 9, 2020 pursuant to the Current Stock Option Plan and SU Plan, subject to Shareholder approval of the plans and prior grants thereunder, which was received in the January 20, 2021 Shareholders’ meeting.

Option Plan

The Board approved the adoption of a new stock option plan (the “Current Stock Option Plan”) on January 16, 2020 and amended on December 17, 2020 (and received Shareholder approval in the January 20, 2021 Shareholders’ meeting), to replace its previous stock option plan adopted on July 23, 2018 and amended on July 9, 2019 (the “Previous Stock Option Plan”).

The Current Stock Option Plan replaced in its entirety the Company's Previous Stock Option Plan and, except for those specific terms and conditions of the Current Stock Option Plan that would, if applied to the options outstanding under the Previous Stock Option Plan, impair the entitlements of the optionees holding such outstanding options, all of the outstanding options previously governed by the Previous Stock Option Plan are governed by the terms and conditions of the Current Stock Option Plan.

Below is a brief overview of the Current Stock Option Plan. A complete copy of the Current Stock Option Plan can be found in the Company’s management information circular dated December 23, 2020, relating to the Company’s annual general and special meeting of Shareholders held on January 20, 2021 (the “2020 Circular”). Copies of the 2020 Circular may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. Capitalized terms used, but not defined herein have the meaning ascribed to them in the Current Stock Option Plan:

1)	The Board or, if the Board so decides by resolution, a committee appointed by the Board (the “Committee”), may, in its sole discretion, determine the vesting and exercise price provisions of the Current Stock Option Plan.

2)	The option term will be determined, at the time of granting the particular option, by the Board, or, as the case may be, the Committee, provided that such term shall not exceed 10 years.

3)	In the event the expiration date of an option falls within a black-out period or within nine (9) trading days following the black-out period, such expiration date will be automatically extended to the tenth (10th) trading day after the end of the black-out period.

4)	Although the Board or the Committee, as the case may be, have the discretion to include performance criteria in the vesting provisions, stock options are not currently intended to be performance-based. However, refer to “Executive Compensation – Compensation Discussion and Analysis” for more information regarding the use of options as part of the compensation for executive officers and directors.

5)	Options cannot be granted below the market value of the Common Shares at the date of grant, such market value corresponding to the volume-weighted average price of the Common Shares on the TSX for the five

(5) trading days preceding the date of grant. The price so determined will be rounded up to the next highest cent.

6)	The Company does not generally provide financial assistance in order for participants to exercise their options under the Current Stock Option Plan.

7)	Under the Current Stock Option Plan, a participant may, in exercising his or her options, provide for payment of the underlying Common Shares by way of selling, at the prevailing market price of the Common Shares on the TSX at the time of such sale, the necessary number of Common Shares issuable upon the exercise of his or her option, in order to pay the applicable exercise price with the resulting proceeds.

8)	The maximum number of Common Shares reserved and available under the Current Stock Option Plan issuable in aggregate at any time for grants of options and under any other share based compensation arrangement adopted by the Company is limited to 10% of the issued and outstanding Common Shares, from time to time. Moreover, Common Shares in respect of which an option is granted and exercised, and Common Shares in respect of which an option is granted but not exercised prior to the termination of such option, whether through lapse of time or otherwise, shall thereafter be available for new grants of options granted by the Board under the Current Stock Option Plan.

9)	Individual grant limits:

a.	the aggregate number of Common Shares reserved for issuance at any time to any one participant under the Current Stock Option Plan shall not exceed 5% of the issued and outstanding Common Shares at such time;

b.	the aggregate number of Common Shares issued under the Current Stock Option Plan or any other proposed or established share compensation arrangement to any one insider within any one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

c.	the aggregate number of Common Shares issued to insiders under the Current Stock Option Plan or any other proposed or established share compensation arrangement within any one-year period and issuable to insiders at any time under the Current Stock Option Plan or any other proposed or established share compensation arrangement shall in each case not exceed 10% of the issued and outstanding Common Shares; and

d.	the number of Common Shares that are issuable to non-employee directors under the Current Stock Option Plan and any other equity compensation arrangement, other than deferred share units issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; or (ii) $150,000 worth of Common Shares annually per participant, of which no more than $100,000 may be in the form of options.

10)	In the case that a Successor Organization would result from a Change of Control, and unless otherwise previously determined by the Board, in the event of a Change in Control, each option that is not converted into or substituted by an Alternative Award of the successor entity will be accelerated to become exercisable immediately prior to such Change in Control event. The Current Stock Option Plan contains double trigger provisions for the acceleration of vesting only in the case of termination without cause or resignation for good reason within twelve (12) months after the Change of Control. Accordingly, each exercisable option or Alternative Award would remain exercisable for a period of twenty-four (24) calendar months from the date of termination (other than for cause) or resignation for good reason (but not later than the end of the option term); and each non-exercisable option or Alternative Award would become exercisable upon such termination or resignation for good reason and would remain exercisable for a period of twenty-four (24) calendar months from the date of termination or resignation for good reason (but not later than the end of the option term). Any option or Alternative Award shall expire thereafter.

11)	Directors, officers, consultants, and employees of the Company or its subsidiaries are eligible participants.

12)	The Current Stock Option Plan is subject to the Company’s clawback policy.

13)	Stock options are not assignable nor transferable by participants, whether voluntarily or by operation of law, except by will or by the laws of succession.

14)	Unless determined otherwise by the Board, options granted under the Current Stock Option Plan will expire at the earlier of the option’s expiry date and:

a.	ninety (90) days after the participant’s resignation. Any unvested option at the time the participant ceases to be an employee or service provider of the Company will be forfeited and cancelled;

b.	on the date the participant was informed by the Company that his or her services are no longer required where such termination occurs for cause. Any option or unexercised part thereof will be forfeited and cancelled on such date;

c.	ninety (90) days after the participant was informed by the Company that his or her services are no longer required where such termination occurs without cause. Any unvested option at the time the participant was so informed will be forfeited and cancelled;

d.	one (1) year after the participant’s death. Any unvested option at the time of the participant’s death will be forfeited and cancelled; or

e.	three (3) years after a participant’s retirement, including for options that become vested over such period of three (3) years, subject to relevant non-competition, non-solicitation and confidentiality provisions. Should a participant, during his or her employment with the Company or within two (2) years following his or her retirement, breach any of the non-competition, non-solicitation or confidentiality provisions, any unexercised vested options would be forfeited and the participant’s unvested options would expire immediately. In the event a participant’s employment or service is terminated by reason of injury or disability, any option granted to the participant may be exercised as the rights to exercise accrue.

15)	Amendment provisions:

Amendment provisions are aligned with market best practices and sound governance. The Board has the discretion to make amendments to the Current Stock Option Plan or any option granted without the consent of the participants provided that such amendments do not adversely alter or impair any option previously granted (except certain adjustments provided under the Current Stock Option Plan). The Board may amend the Current Stock Option Plan at any time without having to obtain Shareholder approval, including, but not limited, to the following changes:

a.	amendments of a “housekeeping nature”;

b.	changes to the vesting provisions of any option;

c.	changing the termination provisions of an option, which does not entail an extension beyond the original expiry date, except for extensions related to a black-out period; and

d.	any adjustment to Common Shares subject to outstanding options, for example in case of a subdivision, consolidation, reclassification, reorganization or other change of Common Shares subject to the Current Stock Option Plan.

The Current Stock Option Plan also provides that Shareholder and, where applicable, stock exchange and regulatory approvals, must be obtained for the following changes:

a.	any change to the maximum number of Common Shares issuable from treasury under the Current Stock Option Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any reduction in the exercise price of granted Common Shares or any cancellation of an option and substitution by a new option with a reduced price;

c.	any extension of the option term beyond the original expiry date, except for extensions related to a black-out period;

d.	any amendment which would allow non-employee directors to be eligible for awards under the Current Stock Option Plan on a discretionary basis or an amendment which would increase current limits imposed on non-employee director participation;

e.	any amendments allowing that options granted be transferable or assignable, other than by will or by the laws of succession;

f.	any increase to the maximum number of Common Shares issuable to insiders as a group or individually in a one (1) year period under the Current Stock Option Plan or any other proposed or established share based compensation arrangement; and

g.	any amendment to the amendment provisions.

An overview of the Previous Stock Option Plan can be found in the 2020 Circular. Copies of the 2020 Circular may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company.

As of December 31, 2020: 7,015,354 Common Shares were available for future issuance under the Current Stock Option Plan, which represents 6.7% of the Company’s issued and outstanding Common Shares as of such date.

As of December 31, 2020: the Company had granted 865,631 options under the Current Stock Option Plan and Previous Stock Option Plan, representing 0.8% of the issued and outstanding Common Shares as of such date.

The Company’s annual burn rate, calculated as described in Section 613(p) of the TSX Company Manual, under the Current Stock Option Plan and Previous Stock Option Plan was 0.77% in the year ended December 31, 2020, and 11.77% in the year ended December 31, 2019.

Share Unit Plan

The Board approved the adoption of the Share Unit Plan (the “SU Plan”) on November 5, 2020 (and received Shareholder approval in the January 20, 2021 Shareholders’ meeting).

Below is a brief overview of the SU Plan. A complete copy of the SU Plan can be found in 2020 Circular. Copies of the 2020 Circular may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. All capitalized terms used in this section but not defined shall have the meanings ascribed to them in the SU Plan.

1)	Any consultant, service provider, part-time and full-time employee, director, including non-executive directors, or officer of a Participating Company (such term including the Company and its Affiliates, as designated by the Board from time to time) is eligible under the SU Plan.

2)	The SU Plan is administered by the Board, or, if the Board so decides by resolution, a Committee appointed by the Board, which shall, subject to reporting obligations and obtaining the Board’s approval where required, have sole and absolute discretion to, among other things, establish conditions to the vesting of SUs (provided, however, that additional vesting conditions shall be established with respect to U.S. Participants only to the extent allowable under, and in accordance with, the requirements of Section 409A of the United States Internal Revenue Code of 1986 (“Section 409A”)).

3)	SUs that may be granted under the SU Plan include Performance SUs and Restricted SUs. The vesting and settlement of SUs is subject to predetermined criteria set out, at the time of grant, in the applicable Grant Notice. Performance SUs are specifically subject to the attainment of predetermined performance criteria.

4)	SUs may cumulate Dividend SUs, which vest at the same time and in the same proportion as the associated SUs.

5)	The maximum number of Common Shares that are issuable to settle SUs that may settle in treasury Common Shares granted under the SU Plan shall not exceed 4% of the aggregate number of Common Shares issued and outstanding from time to time, provided that Common Shares reserved for issuance pursuant to SUs which are settled, cancelled or terminated without having been settled shall again be available for issuance under the SU

Plan. At all times, the Company will reserve and keep available a sufficient number of Common Shares to satisfy the requirements of all outstanding awards granted under the SU Plan. The maximum number of Common Shares issuable in aggregate at any time under the SU Plan and any other share based compensation arrangement adopted by the Company cannot exceed 10% of the Common Shares issued and outstanding at such time.

6)	The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the SU Plan and any other share based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

7)	The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other share based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

8)	Under no circumstances may the SU Plan, together with all of the Company’s other previously established or proposed share based compensation arrangements, result, at any time, in the number of Common Shares issuable to insiders exceeding 10% of the issued and outstanding Common Shares.

9)	The number of Common Shares that are issuable to non-employee directors under the SU Plan and any other share based compensation arrangement, other than deferred SUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees (if any), shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares; nor (ii) $150,000 worth of Common Shares annually per director.

10)	The Company shall settle vested SUs within sixty (60) days of their Vesting Date, by, and at the Company’s option and in its sole discretion, (i) issuing or providing to the participant the number of Common Shares equal to one Common Share for each whole vested SU and delivering to the participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; (ii) the Company paying to the participant an amount in cash equal to: (A) the number of vested SUs multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii). In the case of a settlement under section (i), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the participant and the net proceeds of such sale remitted by the Company to the appropriate taxation authorities.

11)	In no case will the Company settle a vested SU held by a U.S. Participant later than the date that is the fifteenth (15th) day of the third month following the end of the year in which the vested SU ceased to be subject to a substantial risk of forfeiture for purposes of Section 83 of the United States Internal Revenue Code of 1986 and Section 409A.

12)	A participant may not sell, assign or otherwise dispose of any award, except by will or the laws of descent and distribution.

13)	If the employment of a participant is terminated by the Company without Cause or the participant submits a Resignation for Good Reason, in each case, within twelve months following a Change of Control:

a.	all of the participant’s Performance SUs and related Dividend Performance SUs shall vest immediately prior to the participant’s Termination Date using an Adjustment Factor of 1.0 and shall be settled as at the Termination Date; and

b.	all of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the participant’s Termination Date and shall be settled as at the Termination Date.

14)	Shareholder approval shall be required for:

a.	changes to the number of Common Shares issuable under the SU Plan, including an increase to a fixed maximum number or percentage of Common Shares, or a change from a fixed maximum percentage to a fixed maximum number of Common Shares;

b.	any amendment expanding the categories of eligible participants which would have the potential of broadening or increasing insider participation;

c.	any amendment that may increase limits imposed on non-employee director participation;

d.	any amendment which would permit the SUs granted under the SU Plan to be transferable or assignable other than by will or the laws of descent and distribution;

e.	any amendment to the SU Plan’s amendment provisions; and

f.	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

15)	Subject to the foregoing, the Board may, without Shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may also make the following types of amendments without seeking Shareholder approval:

a.	any amendment to the vesting provisions of the SU Plan and any Grant Notice, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the Vesting Date or the settlement of a SU;

b.	any amendment to the SU Plan or a SU as necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the SU Plan or the Shareholders;

c.	any amendment of a “housekeeping” nature;

d.	any amendment respecting the administration of the SU Plan; and

e.	any other amendment that does not require the approval of the Shareholders.

16)	If the employment of a participant is terminated by the Company without Cause, a pro-rated portion of the participant’s unvested Performance or Restricted SUs and related Dividend SUs, as applicable, shall vest immediately prior to the participant’s Termination Date, based on the number of months from the first day of the Performance Period or Grant Term, as applicable, to the Termination Date divided by the number of months in the applicable Performance Period or Grant Term. The participant’s vested Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance or Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to the Performance SUs and Dividend Performance SUs (or Restricted SUs and Dividend Restricted SUs) which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date.

17)	If the employment or office of a participant is terminated due to resignation by the participant or by the Company for Cause, the participant shall forfeit all rights, title and interest with respect to Performance SUs or Restricted SUs, and the related Dividend SUs which are not vested Performance SUs or Restricted SUs (as applicable) at the participant’s Termination Date. All vested Performance SUs will be settled as at the participant’s Termination Date.

18)	If the employment of a participant is terminated due to the death or Disability of such participant:

a.	for Performance SUs: a pro-rated portion of the participant’s unvested Performance SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of complete months from the first day of the Performance Period to the date of the participant’s death or Disability divided by the number of months in the Performance Period. The participant’s vested Performance SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Performance SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Performance SUs and Dividend Performance SUs which are not vested Performance SUs at the date of the participant’s death or Disability; and

b.	for Restricted SUs: a pro-rated portion of the participant’s Restricted SUs and related Dividend SUs shall vest immediately prior to the date of the participant’s death or Disability, based on the number of months from the first day of the Grant Term to the date of the participant’s death or Disability divided by the number of months in the Grant Term. The participant’s vested Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above). The participant shall otherwise forfeit all rights, title and interest with respect to Restricted SUs and Dividend Restricted SUs which are not vested Restricted SUs at the date of the participant’s death or Disability.

19)	In case of Retirement of a participant: all of the participant’s Performance or Restricted SUs and related Dividend Performance or Restricted SUs shall continue to vest and shall be settled at the end of the Performance Period or Grant Term (as applicable) in the same manner as if the participant had continued employment to the end of the Performance Period or Grant Term (as applicable). The participant’s Performance or Restricted SUs shall be settled within sixty (60) days after their original Vesting Date (provided, however, in the case of a U.S. Participant such vested Restricted SUs shall be settled not later than the date provided in item 11 above).

As of December 31, 2020: 2,946,077 Common Shares were available for future issuance under the SU Plan, which represents 2.8% of the Company’s issued and outstanding Common Shares as of such date.

As of December 31, 2020: the Company had awarded 1,251,162 SUs under the SU Plan, representing 1.2% of the issued and outstanding Common Shares as of such date.

The Company’s annual burn rate, calculated as described in Section 613(p) of the TSX Company Manual, under the SU Plan was 1.30% in the year ended December 31, 2020.

The SU Plan along with the Current Stock Option Plan together comprise all equity based compensation issuable by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The below table outlines the aggregate indebtedness of all current or former executive officers, directors, and employees of the Company or any of its subsidiaries outstanding as at May 26, 2021:

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries (CAD$)	To Another Entity (CAD$)
Loans receivable	129,262(1)	Nil

Notes:

(1)	As at May 26, 2021, the Company has loans receivable due from Menashe Kestenbaum, the Company’s President, and Eric Bernofsky, the Company’s Chief Corporate Officer, in the amounts of $91,314 and $37,948 respectively. The loans receivable are non-interest bearing and due on demand.

No indebtedness of any current or former director, executive officer, proposed nominee for election to the board, employee or associate of such person is, or at any time since May 26, 2021 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

GENERAL

All matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the Shareholders. If a majority of the Common Shares represented at the Meeting should be voted against the re-appointment of KPMG, as auditors of the Company, the Board will appoint another firm of chartered accountants based on the recommendation of the Audit Committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the Shareholders at a meeting.

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board and management believe that sound and effective corporate governance is an integral aspect of the Company’s performance. The Board has adopted certain practices and procedures to ensure that effective corporate governance practices are followed, and the Board reviews the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The Canadian Securities Administrators have published NI 58-101 and National Policy 58-201 – Corporate Governance Guidelines, setting forth guidelines for effective corporate governance and corresponding disclosure requirements. The following sets out a description of the Company’s approach to corporate governance as required pursuant to NI 58-101.

The Board

The Board, which is responsible for supervising the management of the business and affairs of the Company, currently comprises of 8 directors, of whom 4 are independent within the meaning of NI 58-101. The Board provides an opportunity to hold in-camera sessions without management present, including directors who are members of management, at each meeting of the Board in order to facilitate the exercise of directors’ independent judgment. The independent directors currently include Francesco Aquilini, Alan Friedman, Ben Colabrese and Michael Beckerman. Adrian Montgomery, the CEO, and Menashe Kestenbaum, the President, are not independent by virtue of being members of the Company’s management, Robb Chase is not independent by virtue of being an officer of a significant shareholder of the Company, and Richard Sherman is not independent by virtue of receiving more than $75,000 in direct compensation from the Company in 2019 and 2020. Attached as “Appendix A” hereto is a list of the other public companies on which current members of the Board also serve as directors. The Board has held 12 meetings since the beginning of its most recently completed financial year. Each of the directors attended all of the Board meetings. In addition, other meetings of the independent directors may be held from time to time if required. The Board has held 1 meeting where non-independent directors and members of management were not in attendance since the beginning of its most recently completed financial year.

Chairman

Francesco Aquilini, the Chairman of the Board, is considered to be an independent director. The Chairman of the Board presides at each meeting of the Board and of Shareholders, and is responsible for coordinating with management and the corporate secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for consideration at meetings and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for ensuring ethical and effective decision making by the Board.

Board Mandate

The Board has not adopted a formal written mandate. The fundamental responsibility of the Board is to appoint a competent executive team, approve a strategic compensation plan, and to oversee the management of the business in accordance with the BCBCA and with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls. The Board is also charged with approving guidelines, policies and goals for the Company.

Committees of the Board

The Board has established the following committees of the Board comprised of the current members and chaired by the individuals set out in the following table:

Committee	Members(1)
Audit Committee	Michael Beckerman Alan Friedman Ben Colabrese
Compensation Committee	Michael Beckerman Alan Friedman

Note:

(1) All of the members of the Audit Committee and the Compensation Committee are independent within the meaning of applicable Canadian securities laws.

A detailed description of the Audit Committee and external audit services retained, together with a copy of the Audit Committee Charter (the “Charter”), as required by Form 52-110F1 of Multilateral Instrument 52-110 – Audit Committees, is included in the Company’s Annual Information Form dated March 22, 2021 (the “AIF”), and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company. Subsequent to the filing of the AIF, the Board approved certain amendments to the Charter on April 20, 2021 to foster compliance with best practices and with applicable U.S. regulatory and exchange requirements. The amendments were primarily related to expanding the Audit Committee members’ independence and financial literacy requirements, as well as expanding the Audit Committee’s responsibilities regarding procedures related to handling of complaints by the Company or its employees to include complaints regarding legal and regulatory concerns. Copies of the amended Charter may be obtained on the Company’s website at www.enthusiastgaming.com or upon request, free of charge, at the office of the Company.

Position Descriptions

The Company does not have written position descriptions for the Chairman, CEO, or any committee chairman. The Board is responsible for monitoring the Chairman’s, CEO’s, and committee chairmen’s, performances to ensure that they are consistent with defined strategic, operational, and financial initiatives and goals, as well as the policies, guidelines and governance goals approved by the Board. As part of this process, the Board reviews and approves corporate goals and objectives relevant to the Chairman’s, CEO’s and committee chairmen’s compensation and evaluates the Chairman’s, CEO’s and committee chairmen’s performances in light of these corporate goals and objectives.

Director Orientation and Continuing Education

While the Company does not currently have a formal orientation and education program for new recruits to the Board, the Company has historically provided such education on an ad hoc and informal basis, including the use of internal published guideline material, personal education through the periodic use of a subject matter expert, and regular briefings that provide the Board with pertinent information on current corporate governance issues. Periodically, employees of the Company are invited to attend and present at Board meetings to discuss aspects of the Company’s business. Additionally, certain of the directors have visited various locations where the business of the Company is conducted.

Finally, in addition to these specific events and other ongoing internal and informal continuing education programs, directors are encouraged to attend external educational programs to assist in their development as a director of the Company. The Company also encourages the directors to visit the Company’s offices, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Company.

Ethical Business Conduct

The Board takes reasonable steps to monitor compliance with the Code of Business Conduct and Ethics (the “Code of Conduct”), which is also available on SEDAR at www.sedar.com, through the Audit Committee, as well as the Company’s Chief Financial Officer and the employees’ relevant supervisors. The Code of Conduct applies to the Company’s directors, officers, employees, and consultants, each of whom is expected to ensure that his or her behaviour accords with the letter and the spirit of the Code of Conduct. The Company will investigate complaints, and the Code of Conduct prohibits retaliation by the Company, its directors, officers, employees, and consultants against complainants who raise concerns in good faith.

Additionally, the Company has an Audit Committee Charter regarding the collection and dissemination of accounting information and a whistle blowing policy with respect to reporting accounting and auditing irregularities, a copy of which is included in the Company’s AIF, and filed on SEDAR. Copies of the AIF may be obtained on SEDAR at

www.sedar.com or upon request, free of charge, at the office of the Company. The Company has also adopted an insider trading policy with a view to promoting a culture of ethical business conduct.

Since the beginning of the Company’s most recently completed financial year, no material change reports have been filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Exercise of Independent Judgement and Conflicts of Interest

The Board also encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs. Directors are required to abide by the Code of Conduct and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which officers, employees, and consultants should adhere. The Board is expected to satisfy itself that the CEO and other executive officers are acting with integrity and fostering a culture of integrity throughout the Company.

The Board is ultimately responsible for reviewing departures from the Code of Conduct by officers, employees, and consultants. The Audit Committee may review and either provide or deny waivers from the Code of Conduct for employees and consultants, but only the Board may grant waivers from the Code of Conduct for officers and directors. The Board is also responsible for disclosing any waivers that are granted in accordance with applicable law. The Board as a whole is responsible for responding to conflict of interest situations involving directors, particularly with respect to existing or proposed transactions and agreements in respect of which directors advise they have a material interest. The Company’s directors and officers also abide by the disclosure of conflict of interest provisions contained in the BCBCA.

By taking these steps, the Board strives to ensure that directors at meetings of the Board exercise independent judgement, unclouded by the relationships of the directors and officers to each other and the Company, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Director Nomination

The Board does not have a nominating committee, and responsibility for identifying new candidates to join the Board belongs to the Board as a group. The Board is responsible for identifying qualified candidates and recommending nominees for election as directors. The Board considers candidates’ independence, financial acumen, skills and available time to devote to the duties of the Board in making their recommendations for nomination. The Board reviews the composition and size of the Board and tenure of directors in advance of annual meetings when directors are elected by the Company’s Shareholders, as well as when individual directors indicate that their terms may end or that their status may change.

Compensation

Information with respect to the Compensation Committee’s responsibilities, powers and independence from management, as well as a discussion of the Compensation Committee’s process for determining NEO and director compensation is provided under the heading “Executive Compensation – Compensation Discussion and Analysis”.

Director Assessment

The Board has not to date implemented a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors. Given the Company’s current stage of development, the Board has determined that formal assessment is not meaningful at the present time. In light of the fact that the Board and its committees meet on a periodic basis, each director has an opportunity to assess on an ongoing basis the Board as a whole, its committees and other directors in relation to the Board’s, and such director’s assessment of the competencies and skills that the Board and its committees should possess.

Director Term Limits

The Company has not set director term limits, nor provided any formal mechanism of Board renewal. However, on a technical level, each director’s term ends no later than the next annual Shareholders’ meeting. The Company considers that a fixed term of office or a formal mechanism for Board renewal is not an efficient or appropriate manner to guarantee Board performance. In selecting candidates for composition of the Board, the Company favours the intrinsic qualities sought after in a director (whether male or female), such as management experience, leadership, career success, understanding of financial questions, knowledge of the Company, its business and industry, reputation, and complementarities with the other members of the Board and the management.

In addition, the Company is of the opinion that limiting the duration of director terms could deprive the Company of the benefit of continuity, and the knowledge and experience of the Company and its business, which long-time directors would have.

Gender Diversity on the Board of Directors and Senior Management

The Company believes that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. While the Company has not adopted a specific policy regarding Board or executive diversity, including the level of representation of women on the Board and in management, in selecting candidates for such positions, the Company gives appropriate consideration to women along with a variety of other factors including the skills, qualities, experience and expertise to find the best candidate to be an effective member of the Board and/or in executive officer positions.

The Board has not, at this time, adopted any fixed targets or quotas relating to the representation of women on the Board or in executive officer positions as it does not believe that quotas or a formulaic approach, or a specific policy, necessarily result in the identification or selection of the best candidates.

Currently, the Company does not have any women that are members of its Board (0%) or any women that are executive officers (0%).

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020. Copies of the Company’s consolidated financial statements and MD&A may be obtained on SEDAR at www.sedar.com or upon request, free of charge, at the office of the Company (tel: 416 623 9360).

APPENDIX A

LIST OF COMPANY DIRECTORSHIPS

Other than as outlined below, none of the other current members of the Board at the date hereof serve as directors in other public companies.

LIST OF COMPANY DIRECTORSHIPS FOR ADRIAN MONTGOMERY

Reporting issuer (or equivalent)
MJardin Group, Inc.

LIST OF COMPANY DIRECTORSHIPS FOR MICHAEL BECKERMAN

Reporting issuer (or equivalent)
Bluerush Inc.
Points International Ltd.

LIST OF COMPANY DIRECTORSHIPS FOR ALAN FRIEDMAN

Reporting issuer (or equivalent)
AIM5 Ventures Inc.
AIM6 Ventures Inc.
Psyence Group Inc.
Eco (Atlantic) Oil & Gas Ltd.
Osino Resources Corp.
RG One Corp.
Magen Ventures I Inc.

LIST OF COMPANY DIRECTORSHIPS FOR BEN COLABRESE

Reporting issuer (or equivalent)
General Assembly Holdings Limited